Exhibit 99.1
Shinhan Bank’s Board made a resolution to convene Annual General Meeting of Shareholders for the fiscal year of 2012.

On February 26, 2013, the board of directors of Shinhan Bank, our wholly-owned bank subsidiary, made a resolution to convene the Annual General Meeting of Shareholders for the fiscal year of 2012 as follows:

1. Date and Time:
March 27, 2013, 11:00 in Seoul Time

2. Venue:
Conference room, 6th floor, Shinhan Bank, 20, Sejong-Daero 9-gil, Jung-gu, Seoul, Republic of Korea

3. Agenda:

1)	Approval of Separate Financial Statements and Consolidated Financial Statements for the fiscal year of 2012 (January 1, 2012 ~ December 31, 2012)

2) Approval of Director Remuneration Limit
3) Appointment of Directors